UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             EuroAmerican Group Inc.
                                (Name of Issuer)

                         Common Stock, $ .001 par value
                         (Title of Class of Securities)

                                    298707100
                                 (CUSIP Number)

        Jeffrey H. Lane, c/o Foley & Lardner, 777 East Wisconsin Avenue,
                               Milwaukee, WI  53202
                                 (414) 271-2400
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [X].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 298707100

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         George Tsirivakos

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

                     7  SOLE VOTING POWER
      NUMBER OF
                        100,000

                     8  SHARED VOTING POWER
        SHARES
                        50,000

     BENEFICIALLY
                     9  SOLE DISPOSITIVE POWER
       OWNED BY

         EACH
                        100,000
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        50,000
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         150,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [X]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 298707100

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tsirivakos Software

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         AF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
                     7  SOLE VOTING POWER
      NUMBER OF
        SHARES
                        -0-
     BENEFICIALLY
                     8  SHARED VOTING POWER
       OWNED BY
                        50,000
         EACH
                     9  SOLE DISPOSITIVE POWER
      REPORTING

        PERSON
                        -0-
         WITH
                    10  SHARED DISPOSITIVE POWER

                        50,000


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [X]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%


    14   TYPE OF REPORTING PERSON*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

             As a result of the Memorandum of Understanding referred to in
   Item 4 hereof, Mr. George Tsirivakos may be considered to be (although he denies that he is) a member of a "group" (the "Possible Memorandum Group") with some or all of Klaus Hebben, CAL International Limited ("CAL"), Hubert Scharnowski, SABHU Inc. ("SABHU"), Alexis Charamis and Eurotech Invest. Ltd. ("Eurotech"). Mr. Tsirivakos has only limited information with respect to such persons and such information (which is presented without prejudice to his position that no such "group" exists) is set forth herein only to the actual knowledge of Mr. Tsirivakos based on information reasonably available to him. As used herein, Mr. Tsirivakos' understanding includes any understanding of Tsirivakos Software.

             Item 1.   Security and Issuer

             This Statement relates to the Common Stock, $.001 par value per share (the "Common Stock"), of EuroAmerican Group, Inc., a Delaware corporation (the "Company"), whose executive offices are located at 50 Broad Street, Suite 516, New York, New York 10004.

             Item 2.   Identity and Background

             (a)-(c), (f) This Statement is filed by George Tsirivakos whose business address is c/o EAG Financial Informations GmbH, Hanauer Landstrasse 208-216, D-60314 Frankfurt am Main, Germany and by Tsirivakos Software, whose business address is Lohrberg Str. 14, 63477 Maintal, Germany. Mr. Tsirivakos is a citizen of Greece and his principal occupation is Vice President of the Company. The Company is engaged in providing "real time" business and financial information through the personal computers of subscribers to the Company's "Satquote" system. Tsirivakos Software is a German corporation which is engaged in providing software consulting services, principally to the Company. Tsirivakos Software is wholly-owned by Mr. Tsirivakos and he is its sole director and executive officer.

             In addition to Mr. Tsirivakos, the members of the Possible Memorandum Group are Mr. Hebben and CAL; Mr. Scharnowski and SABHU, which Mr. Tsirivakos understands is an affiliate of Mr. Scharnowski
   (collectively, the "S Group"); Mr. Charamis; and Eurotech.

                       Mr. Hebben's address is:

                       Monte Carlo Star
                       15. Blvd. Louis II
                       Monte Carlo (9800) Monaco

                       CAL's address is:

                       Ordnance House, 31 Pier Road
                       St. Helier, Jersey, Channel Islands

             Mr. Tsirivakos understands that Mr. Hebben is a citizen of Germany and his principal occupation is a private investor. CAL is a holding company for various investments of Mr. Hebben. CAL's directors and executive officers are Mr. Hebben and Angus Spencer-Nairn, a citizen of the United Kingdom. The business address of Mr. Spencer-Nairn is 31 Pier Road, St. Helier, Jersey, Channel Islands, and he is a senior partner of Rawlinson & Hunter (Jersey), a public accounting firm located at Mr. Spencer-Nairn's business address.

                       The S Group's address is:

                       c/o Scharnowski GmbH
                       Sodener Str. 12
                       63454 Hanauer
                       Germany

             Mr. Tsirivakos understands that Mr. Scharnowski is a citizen of Germany and that Mr. Scharnowski's present principal occupation is as a financial broker. Mr. Tsirivakos has no actual knowledge of the principal business of SABHU, its jurisdiction of incorporation or any actual knowledge about its directors or executive officers.

                       Mr. Charamis' address is:

                       c/o EuroAmerican Group Hellas S.A.
                       5, Milioni Street
                       10673 Athens, Greece

             Mr. Tsirivakos understands that Mr. Charamis is a citizen of Greece and that his principal occupation is Chief Executive Officer of EAG Hellas and Chief Executive Officer of the Company. EAG Hellas is a sales agent in Greece for the Company and is also engaged in providing financial consulting services.

                       The address of Eurotech is:

                       80 Broad Street
                       Monrovia, Liberia

             Mr. Tsirivakos understands that John Xylas and Nicos Antonopolous are the directors and executive officers of Eurotech, which Mr. Tsirivakos understands is a Liberian corporation. Mr. Tsirivakos understands that Messrs. Xylas and Antonopolous are citizens of Greece. Mr. Xylas' business address is 57 Akti Miaouli, Pireaus 18536 Greece and his principal occupation is a maritime shipping executive with Pyrsos Shipping, whose address is the same as Mr. Xylas' business address. Mr. Antonopolous' business address is 13 Voulgaroktonou Street, Athens 15343 Greece and his principal occupation is retired civil servant.

             (d), (e) Neither Mr. Tsirivakos nor Tsirivakos Software has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor has either of them been, during such period, a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Except as set forth above, Mr. Tsirivakos and Tsirivakos Software have no actual knowledge about the other members of the Possible Memorandum Group as to the matters required by Item 2(b)-(e) of Schedule 13D.

             Item 3.   Source and Amount of Funds or Other Consideration

             Mr. Tsirivakos currently intends that the source of funds necessary to exercise the option held by him referred to under "Other" in
   Item 4 will be his personal funds.

             Mr. Tsirivakos understand that Mr. Hebben's personal funds have been the source of funds for 5,500,000 shares of Common Stock acquired from the Company for cash by CAL. Mr. Tsirivakos understands that the remaining 2,200,000 shares of Common Stock acquired by CAL from the Company were acquired in exchange for the stock of EuroAmerican Group Plc., which at the time of the exchange was an indirect subsidiary of CAL. Mr. Tsirivakos understands that the source of funds for 800,000 shares of Common Stock and warrants to purchase Common Stock acquired from the Company for cash by CAL Futures Limited, a former wholly-owned subsidiary of CAL ("Futures"), was Futures' working capital. (Of these 800,000 shares, 600,000 shares were subsequently transferred to CAL by Futures.)

             Mr. Tsirivakos understands that Mr. Hebben's personal funds have been the source of funds for the 162,500 shares of the Company's Series A Non-Voting Convertible Senior Preferred Stock ("Series A Preferred Stock") acquired by Mr. Hebben.

             Mr. Tsirivakos understands that the source of funds for the 1,750,000 shares of Common Stock acquired from the Company for cash by Eurotech was Eurotech's working capital.

             Mr. Tsirivakos and Tsirivakos Software have no actual knowledge of the source of funds for any purchases of Common Stock that have been or may be made by any of the other members of the Possible Memorandum Group.

             Item 4.   Purpose of Transaction

   Memorandum of Understanding

             The Memorandum of Understanding, dated January 23, 1995, and the Amendment to the Memorandum of Understanding, dated as of March 30, 1995 (collectively, the "Memorandum"), are between Mr. Tsirivakos, CAL, the Company, Mr. Scharnowski, SABHU, Mr. Charamis and Eurotech. The Memorandum of Understanding and the Amendment to the Memorandum of Understanding are filed (through incorporation by reference) as Exhibits
   99.2 and 99.3, respectively, to this Statement. The following description of the Memorandum is qualified in its entirety by the actual text.

             The Memorandum provides that Mr. Scharnowski, who was at the time the sole director of the Company, shall elect as directors one person designated by CAL and shall also elect as directors Messrs. Charamis and Tsirivakos. On or about February 9, 1995, CAL designated Steven Millner (currently, a partner of the accounting firm of Dalessio, Millner & Leben LLP, New York, New York, and the Company's Secretary, and formerly, the Company's Chief Financial Officer) as its director, and Messrs. Millner, Charamis and Tsirivakos were elected as directors on or about such date. The Memorandum also provides that CAL, the S Group and Eurotech will vote their shares of Common Stock to provide that the Board of Directors shall consist of between three and five directors and that one shall be Mr. Charamis (or a designee), one shall be Mr. Tsirivakos (or a designee), one shall be a person designated by CAL and one shall be Mr. Millner.

             The Memorandum provides that Mr. Scharnowski will resign as the Company's Chairman and CEO after he signs the Company's Annual Report on Form 10-KSB for the year ended August 31, 1994 and its Quarterly Report on Form 10-Q for the quarter ended November 30, 1994. These filings were made on or about February 22, 1995. In early March 1995, Mr. Scharnowski resigned from these offices and Mr. Charamis became the Company's CEO. Later in 1995, Mr. Scharnowski resigned as a director of the Company.

             Eurotech agreed to subscribe for the purchase of at least 2,000,000 shares of Common Stock. In April 1995 and August 1995, Eurotech purchased an aggregate of 1,750,000 shares; see Item 5(c). CAL agreed to cause at least 3,000,000 shares of Common Stock to be subscribed. In April 1995 and July 1995, CAL purchased an aggregate of 2,500,000 shares and introduced an individual to the Company who purchased 500,000 shares; see Item 5(c). The Company has agreed to file a single registration statement under the Securities Act of 1933, as amended, covering the sale of all of the shares described in this paragraph.

             The Memorandum provides that various decisions, including those relating to marketing, business policy, borrowing, sales or acquisitions of securities of the Company, payment of dividends and business combinations require the prior approval of the Company's Board of Directors.

             The Memorandum provides that, for a period ending January 20, 1998, (i) Messrs. Tsirivakos and Charamis have a right of first refusal on shares of Common Stock that the S Group or CAL desires to sell non-publicly, and (ii) any sale of shares by the S Group or CAL shall not exceed the greater of 1% of the outstanding shares of Common Stock or the average weekly trading volume during the preceding four weeks.

             The Memorandum provides that the Company shall grant Mr. Charamis a four year option (subsequently extended to January 23, 2000) to purchase from time to time up to 2,000,000 shares of Common Stock with antidilution provisions so that the shares subject to the option shall at all times be not less than 13.3333% of the Common Stock. In April 1996, the maximum number of shares subject to such option was fixed at 3,387,258 shares (subject to adjustment for stock splits, stock dividends, extraordinary dividends and similar changes in capitalization). The Memorandum provides that the Company shall grant CAL a four year option to purchase from time to time up to 1,000,000 shares of the Common Stock (subject to such antidilution provisions). The purchase price per share under both options is $.20. The Memorandum provides these option shares have "piggy-back" registration rights.

   Other

             Mr. Tsirivakos has entered into a Consulting and Share Contract with the Company which provides that on June 30, 1996-2000, Mr. Tsirivakos is entitled to receive shares of Common Stock having a value of $15,000 (determined by the average of the reported bid and asked prices for the shares in the principal market in which the shares are traded during the 30 days before each June 30) but such value shall not be determined by a price per share less than $.20. The Common Stock to be issued on June 30, 1996 was not issued. In lieu thereof, and upon the payment to the Company of $10,000 by Mr. Tsirivakos, Mr. Tsirivakos will be issued 12,500 shares of Series A Preferred Stock. If Mr. Tsirivakos foregoes future compensation from the Company, he will receive additional shares of Series A Preferred Stock at the rate of 1 share for each $2.00 of compensation foregone.

             The Series A Preferred Stock is not entitled to vote and is not entitled to any dividends. On November 30, 1997 (the "First Redemption Date"), the Company shall be entitled to, and on November 30, 1998 (the "Final Redemption Date"), the Company shall, redeem all but not less than all of the Series A Preferred Stock. The Company may, at its election, redeem Series A Preferred Stock in cash or in Common Stock, except that the Company may not redeem the Series A Preferred Stock in Common Stock on the First Redemption Date unless the Net Income Test (defined below) is met. If redemption is made in cash, the redemption price if $2.00 per share plus $.32 per share if redeemed on the First Redemption Date, and $.48 per share if redeemed on the Final Redemption Date. If redemption is made in Common Stock, (i) if the Net Income Test is met, the number of shares of Common Stock issued for each share of Series A Preferred Stock shall be equal to the quotient of dividing $2.00 by 90% of the Average Price (defined below), and (ii) if the Net Income Test is not met, the number of shares of Common Stock is equal to the Conversion Rate (defined below). "Net Income Test" means that the Company's consolidated net income, determined in accordance with generally accepted accounting principles, for the last fiscal year ending prior to the date of the redemption, is at least $750,000. "Average Price" means the average of the reported closing high bid and low asked prices per Share for the 30 trading days ending 15 days prior to the Company's Notice of Redemption in the principal market in which the Common Stock is then traded.

             The Series A Preferred Stock is convertible into Common Stock at the option of the holder on November 30, 1996 and on the First Redemption Date and the Final Redemption Date, at the following rates (the "Conversion Rate"): 8 shares per share of Series A Preferred Stock, if converted on November 30, 1996; 7 shares if converted on the First Redemption Date; and 6 shares if converted on the Final Redemption Date.

             The Series A Preferred Stock has a security interest in all assets of the Company (other than the stock of the Company's subsidiaries) to secure the Corporation's obligation to pay the redemption price in cash. On liquidation, the Series A Preferred Stock is entitled, prior to any distribution on Common Stock, to receive an amount equal to the amount that would be paid on a redemption of the Series A Preferred Stock for cash.

             Except as described herein, Mr. Tsirivakos and Tsirivakos Software have no plans or proposals which would relate to or result in any transactions described in paragraphs (a)-(j) of Item 4 of Schedule 13D.

             Messrs. Charamis and Millner have foregone $40,000 and $30,000 of their stated compensation as employees of the Company in order to provide capital to the Company. In exchange for such compensation reductions, Messrs. Charamis and Millner are being granted options to purchase 20,000 shares and 15,000 shares of Series A Preferred Stock at a price of $.10 per share. The options may be exercised until November 30, 1998. If Messrs. Charamis and Millner forego future compensation from the Company, each will receive additional options to purchase Series A Preferred Stock at the rate of 1 share for each $2.00 of additional compensation foregone.

             On October 3, 1995, November 8, 1995 and January 8, 1996, Mr. Hebben purchased from the Company 15,000, 110,000 and 37,500 shares, respectively, of Series A Preferred Stock. All of these shares were acquired for cash at a price of $2.00 per share to provide capital to the Company. An aggregate of an additional 82,500 shares of Series A Preferred Stock were sold by the Company in November 1995, January 1996 and February 1996 for cash at a price of $2.00 per share to two persons introduced to the Company by Mr. Hebben.

             Item 5.   Interest in Securities of the Issuer

             (a)(i) Mr. Tsirivakos beneficially owns 150,000 shares of Common Stock and Tsirivakos Software beneficially owns 50,000 shares of Common Stock, which 50,000 shares are included in Mr. Tsirivakos' beneficial ownership. Mr. Tsirivakos has the right to acquire within the next 60 days 100,000 shares pursuant to the option described in (c)(i) below, all of which 100,000 shares are included in his beneficial ownership. Based on 20,448,333 shares of Common Stock outstanding, the 150,000 shares beneficially owned by Mr. Tsirivakos represent approximately 0.7% of the outstanding shares of Common Stock computed under Rule 13d-3 (which provides that the shares subject to Mr. Tsirivakos' option are deemed to be outstanding for purposes of computing the percentage of the Common Stock beneficially owned but that any shares subject to options or convertible securities held by persons other than Mr. Tsirivakos are not considered outstanding). Based on such 20,448,333 outstanding shares, the 50,000 shares of Common Stock beneficially owned by Tsirivakos Software represent approximately 0.2% of the outstanding shares computed under Rule 13d-3.

             (ii) Based on information available to Mr. Tsirivakos and based on 20,448,333 shares of Common Stock outstanding, the beneficial ownership of Common Stock by the other members of the Possible Memorandum Group (beneficial ownership of which is disclaimed by Mr. Tsirivakos) is as follows (all percentages are computed under Rule 13d-3):

             Mr. Hebben and CAL -- CAL beneficially owns 9,300,000 shares of Common Stock. Of these shares, 1,000,000 shares are owned under the option described under "Memorandum of Understanding" in Item 4. These 9,300,000 shares represent approximately 43.4% of the outstanding shares of Common Stock.

             In addition, on October 1, 1996 (60 days before the first date on which the Series A Preferred Stock can be converted), Mr. Hebben will have the right to acquire an additional 1,300,000 shares of Common Stock through conversion of Series A Preferred Stock, giving Mr. Hebben aggregate beneficial ownership of 10,600,000 shares representing approximately 46.6% of the outstanding Common Stock. All of the shares of Common Stock beneficially owned by CAL are deemed to be owned by Mr. Hebben.

             S Group -- 1,300,000 shares of Common Stock (6.4%).

             Mr. Charamis -- 3,387,258 shares of Common Stock (14.2%), all of which shares Mr. Charamis has the right to acquire under the option described under "Memorandum of Understanding" in Item 4.

             Eurotech -- 1,750,000 shares of Common Stock (8.6%).

             (b)(i) Mr. Tsirivakos and Tsirivakos Software share the power to vote and dispose of the 50,000 shares Common Stock beneficially owned by Tsirivakos Software. Mr. Tsirivakos would have the sole power to vote and dispose of any Common Stock acquired on exercise of his option.

             (ii) Mr. Tsirivakos understands that Mr. Hebben and CAL share the power to vote and dispose of the shares of Common Stock beneficially owned by them.

             (iii) Mr. Tsirivakos understands that Mr. Charamis would have sole power to vote and dispose of any Common Stock acquired on exercise of his option.

             (iv) Mr. Charamis understands that all shares beneficially owned by Eurotech are beneficially owned with sole voting and dispositive power. Mr. Tsirivakos does not have information about the power to vote or dispose of Common Stock beneficially owned by the other members of the Possible Memorandum Group.

             (c)(i) In August 1995, pursuant to the Consulting and Share Contract referred to under "Other" in Item 4, Mr. Tsirivakos was granted an option to purchase 500,000 shares of Common Stock and a prior option for 200,000 shares of Common Stock was cancelled. The current option will expire in September 2003 and is exercisable for 100,000 shares beginning on June 30 of each year in which the Consulting and Share Contract is in effect (beginning June 30, 1996) at an exercise price of $.20 for the initial 100,000 shares, increasing by $.10 per share on each succeeding June 30 for the shares that become exercisable on such June 30.

             (ii) Mr. Tsirivakos understands that on April 12, 1995, CAL purchased from the Company 2,000,000 shares of Common Stock and on July 18, 1995, CAL purchased from the Company 500,000 shares of Common Stock. All of these shares were acquired for cash at a price of $.20 per share to provide capital to the Company.

             (iii) Mr. Tsirivakos understands that on April 4, 1995, a corporation organized by Mr. Scharnowski acquired the assets of the Company's EAG Financial Services GmbH subsidiary in exchange for, among other consideration, 700,000 shares of Common Stock. Mr. Tsirivakos understands that on March 4, 1996, Mr. Scharnowski granted the Company an option to purchase up to 1,700,000 shares of Common Stock at a price of $.10 per share. The option was to expire on May 29, 1996, except that if the option was exercised for at least 1,000,000 shares, then the remainder of the option could be exercised, in whole or in part, until March 1, 1997. The option was assignable, in whole or in part, by the Company.
   Mr. Tsirivakos understands that the Company assigned 1,000,000 shares of the option to a third party who exercised the option for all of such shares on or prior to May 29, 1996.

             (iv) Mr. Tsirivakos understands that on April 12, 1995, Eurotech purchased from the Company 1,500,000 shares of Common Stock at a price of $.20 per share for cash and cancellation of $50,000 owed to Eurotech by the Company. Mr. Tsirivakos understands that on August 7, 1996, Eurotech purchased from the Company 250,000 shares of Common Stock at a price of $.20 per share in cash.

             (v) Mr. Tsirivakos understands that on January 23, 1995, Mr. Charamis was granted the option described under "Memorandum of Understanding" in Item 4. Mr. Tsirivakos understands that such option was amended in March 1995 to fix the exercise price at $.20 per share and was further amended in April 1996 to fix the maximum number of shares at 3,387,258 shares.

             (vi) Other than as set forth herein, Mr. Charamis does not have any actual knowledge of transactions in the Common Stock by the other members of the Possible Memorandum Group.

             (d) Mr. Tsirivakos will have the right to receive any dividends on and the proceeds of sale of any Common Stock acquired by Mr. Tsirivakos pursuant to his option referred to herein. Tsirivakos Software has the right to receive dividends and the proceeds of sale of the Common Stock beneficially owned by it. Mr. Tsirivakos and Tsirivakos Software do not have any actual knowledge of whether persons other than the other members of the Possible Memorandum Group have the right to receive dividends on or the proceeds of sale of the Common Stock beneficially owned by the other members of the Possible Memorandum Group.

             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships With Respect to Securities of the Issuer

             Except as described herein, Mr. Tsirivakos and Tsirivakos Software have no actual knowledge of any understanding or relationship with respect to securities of the Company between any member of the Potential Memorandum Group and any other member or between any such member and any other person.

             Item 7.   Material To Be Filed and Exhibits

             99.1 Joint filing agreement between George Tsirivakos and Tsirivakos Software.

             99.2 Memorandum of Understanding, dated January 23, 1995. (Incorporated by reference to Exhibit 1 to the Statement on Schedule 13D filed with respect to the Common Stock of EuroAmerican Group Inc. by Alexis Charamis.)

             99.3 Amendment to Memorandum of Understanding, dated as of March 30, 1995. (Incorporated by reference to Exhibit 2 to the Statement on 13D filed with respect to the Common Stock of EuroAmerican Group Inc. by Alexis Charamis.)

             99.4 Consulting and Share Purchase Contract, dated as of August 1, 1995. (Incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Annual Report on Form 10-KSB of EuroAmerican Group Inc. for the fiscal year ended May 31, 1995.)

                                    Signature


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   Dated:  August 13, 1996       /s/George Tsirivakos
                                 George Tsirivakos



                                 TSIRIVAKOS SOFTWARE



                                 By:/s/George Tsirivakos
                                 George Tsirivakos

                                  EXHIBIT INDEX
                                       to
                                  Schedule 13D
                                       of
                                George Tsirivakos
                                       and
                               Tsirivakos Software


      Exhibit No.                               Description

          99.1 Joint filing agreement between George Tsirivakos and Tsirivakos Software.

          99.2 Memorandum of Understanding, dated January 23, 1995. (Incorporated by reference to Exhibit 5 to Amendment No. 1 to the Statement on Schedule 13D filed with respect to the Common Stock of EuroAmerican Group Inc. of Mr. Hebben and CAL.)

          99.3 Amendment to Memorandum of Understanding, dated as of March 30, 1995. (Incorporated by reference to Exhibit 2 to the Statement on Schedule 13D filed with respect to the Common Stock of EuroAmerican Group Inc. by Alexis Charamis.)

          99.4 Consulting and Share Purchase Contract, dated as of August 1, 1995. (Incorporated by reference to Exhibit
                     10.8 to Amendment No. 2 to the Annual Report on Form 10-KSB of EuroAmerican Group Inc. for the fiscal year ended May 31, 1995.)